Exhibit 21.1

Subsidiaries of OpenTable, Inc.

Subsidiary	Jurisdiction
OpenTable Europe Ltd.	United Kingdom
OpenTable EURL	France
OpenTable GmbH	Germany
OpenTable Kabushiki Kaisha	Japan
OpenTable Spain S.L.	Spain
OpenTable Mexico S de la RL	Mexico
OpenTable Canada Inc.	Canada